Exhibit 99.1

DECEMBER 2019 QUARTERLY REPORT

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) presents its quarterly report for the period ending December 31, 2019.

Paringa loaded total coal shipments of 182 thousand tons (“Kt”) during the December quarter, and generated December quarter sales of approximately US$7.5 million.

Mining in Unit 1 encountered an unplanned geological fault in the #2 North Submain of the mine which led to substantial production issues in Unit 1 through December. The coal seam was displaced approximately 12 feet and the decision was made to continue mining through the fault and up into the coal seam beyond the fault. Coal production has been significantly impacted due to cutting rock, mining through the faulted area, and bolting through the associated adverse conditions. Processing yields have been negatively impacted by additional rock generated while mining through the fault. Unit 1 has now mined beyond the affected area and reached the coal seam on the other side of the fault.

The occurrence of geological faults in the region are not uncommon, however this fault was not identified by any of the Company’s consultants in preparing the mine plan. The Company has instigated a drilling program to better understand why this fault was not previously identified, whether there are any additional faults, and to define the geological conditions going forward in the short to medium term mine plans.

The Company’s 100% owned subsidiary, Hartshorne Mining Group LLC (“Hartshorne”), has retained FTI Consulting, Inc. (“FTI”) to perform a review of Hartshorne’s near-term financial outlook and operational performance, including an assessment of additional financing required for operational needs.

FTI and the Company are exploring all opportunities to maximise the value of Hartshorne and the Poplar Grove mine (“Project”).

In order to maintain Hartshorne’s cash position as it continues its operations, and after consultation with the agent for Hartshorne’s secured lenders, Tribeca Global Resources Credit Pty Ltd (“Tribeca”), Hartshorne has decided to defer payment of the December 31, 2019 quarterly interest and fees required under its term loan facility, totalling approximately US$1.5 million. This deferral has triggered an event of default under the term loan facility which gives Tribeca the right to demand immediate full repayment of the term loan facility. Tribeca has issued a letter to Hartshorne and the Company (as a guarantor of Hartshorne’s obligations under the term loan facility) that notifies the existence of the event of default and reserving its rights in respect of such default.

The Company’s securities will remain suspended from trading until the Company can make further announcements on the above.

POPLAR GROVE PRODUCTION SUMMARY[1]
	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Change Quarter / Quarter	6 months ended Dec. 31, 2019
ROM production (kt)	323.0	272.9	+18%	595.9
Saleable coal production (kt)[2]	173.6	145.3	+19%	318.9
CCE - ROM inventory movement (kt)[3]	(0.5)	(2.7)	n/a	(3.3)
ROM stockpiles (kt)	2.5	3.7	-32%	2.5
Saleable coal stockpiles (kt)	4.8	9.9	-52%	4.8
Saleable coal loaded (kt)	182.0	135.8	+34%	317.8
Realized sales per ton (US$)	$41.17	$41.98	-2%	$41.52

1 Units of mass in US tons
2 Coal processed by the preparation plant
3 Clean Coal Equivalent (“CCE”) content of ROM mined but not processe

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	Website:	www.paringaresources.com
		ABN:	44 155 922 010

POPLAR GROVE OPERATIONS

Coal sales

Paringa loaded total coal shipments of approximately 182 Kt during the December quarter, compared to approximately 136 Kt shipped during the September quarter.

Sales continued to LG&E and AEP throughout the quarter, with average qualities meeting or exceeding specifications under the sales contract.

Shipments to AEP have been provided to complete the test burn period at the Clifty Creek Generating Station. Official notification of a successful test has been received from AEP. The ash specifications of the AEP contract are currently restricting the amount of bypass enabled to be introduced to the AEP product, lowering the possible overall yield.

Paringa receives a price premium on energy content sold to LG&E and AEP above contract value.

The Ainsworth Dock conveyor belt scales have been certified by the state of Kentucky following the successful completion of required material testing.

Mining operations

Mining in Unit 1 encountered an unplanned geological fault in the #2 North Submain of the mine which led to substantial production issues in Unit 1 through December. The coal seam was displaced approximately 12 feet and the decision was made to continue mining through the fault and up into the coal seam beyond the fault.

Coal production on Unit 1 was significantly impacted due to cutting rock, mining through the faulted area, and bolting through the associated adverse conditions. Unit 1 has now mined beyond the affected area and reached the coal seam on the other side of the fault.

By quarter end, four dropped entries were re-developed and the feeder breaker was advanced inby the fault to re-establish standardized mining cut cycles. In addition, four sumps were cut, and several pumps installed to direct water away from the haulage roads.

The occurrence of geological faults in the region are not uncommon, however this fault was not identified by any of the Company’s consultants in preparing the mine plan. The Company has instigated a drilling program to better understand why this fault was not previously identified, whether there are any additional faults, and to define the geological conditions going forward in the short to medium term mine plans. To date we have drilled 8 holes as part of this drilling program and preliminary observations have not indicated any additional faults.

Unit 2 productivity continued to improve throughout December, as mining rates increased 11% to 302 feet per unit shift in December, despite less than favorable roof conditions. Coal production on Unit 2 was impacted due to the short interval of shales between the top of the WK9 coal seam and the bottom of the sandstone unit. Haulage was affected due to saturated floor conditions as a result of water coming from the sandstone roof.

Subsequent to the end of the quarter, Unit 2 experienced a reportable roof fall. Unit 2 production resumed the next day.

Processing operations

Processing yields have been negatively impacted by the out of seam dilution generated while penetrating the #2 North Sub-Main, in addition to floor conditions encountered in the 1st Panel West. Plant yield during the December quarter totaled 51.6%.

Out of seam dilution resulted in ash levels that restricted the utilization of bypass material in the December quarter.  Characteristics of ROM material produced by Unit 1 are favorable following the fault penetration, while floor material produced by haulage road maintenance on Unit 2 has resulted in elevated ash levels.  Bypass material accounted for 5.5% of marketable coal produced during the December quarter.

Construction of the plate press addition is ongoing. Installation of the additional spar poles at the Ainsworth Dock has been completed.

Safety

One Lost Time Accident (LTA) was recorded during the quarter, with the Company recording 67 days without an LTA to December 31, 2019.

BUCK CREEK COAL LEASES

At the end of the quarter, Paringa controlled approximately 40,114 gross acres (16,234 hectares) of coal leases in Kentucky, United States, which comprise the Buck Creek Mining Complex. The area is controlled by Paringa through approximately 331 individual coal leases with private mineral owners. During the quarter, Paringa did not enter into any new coal leases.

CORPORATE

The Company’s 100% owned subsidiary, Hartshorne Mining Group LLC (“Hartshorne”), has retained FTI Consulting, Inc. (“FTI”) to perform a review of Hartshorne’s near-term financial outlook and operational performance, including an assessment of additional financing required for operational needs.

FTI and the Company are exploring all opportunities to maximise the value of Hartshorne and the Poplar Grove mine (“Project”).

In order to maintain Hartshorne’s cash position as it continues its operations, and after consultation with the agent for Hartshorne’s secured lenders, Tribeca Global Resources Credit Pty Ltd (“Tribeca”), Hartshorne has decided to defer payment of the December 31, 2019 quarterly interest and fees required under its term loan facility, totalling approximately US$1.5 million. This deferral has triggered an event of default under the term loan facility which gives Tribeca the right to demand immediate full repayment of the term loan facility. Tribeca has issued a letter to Hartshorne and the Company (as a guarantor of Hartshorne’s obligations under the term loan facility) that notifies the existence of the event of default and reserving its rights in respect of such default.

Management changes

During the quarter, Mr. Rick Kim resigned as Chief Operating Officer of the Company. Subsequent to the end of the quarter, Mr. Dominic Allen resigned as Vice President, Finance of the Company.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

This announcement has been authorised for release by the Company’s Board of Directors.

For further information contact:

Egan Antill
Chief Executive Officer
eantill@paringaresources.com

Map of Buck Creek Complex and Local Mining Operations in Western Kentucky (Illinois Basin)

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Paringa Resources Limited

ABN	Quarter ended (“current quarter”)

44 155 933 010	31 December 2019

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
1.	Cash flows from operating activities
1.1	Receipts from customers (1)	-	-
1.2	Payments for
	(a) exploration & evaluation	-	-
	(b) development	-	-
	(c) production (1)	-	-
	(d) staff costs (1)	(829)	(1,871)
	(e) administration and corporate costs	(886)	(1,570)
1.3	Dividends received	-	-
1.4	Interest received	12	40
1.5	Interest and other costs of finance paid (2)	(374)	(753)
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
	Other (provide details if material):
1.8	(a) insurance proceeds	624	774
1.9	Net cash from / (used in) operating activities	(1,453)	(3,380)

(1)
Prior to the declaration of commercial production, all mine commissioning and ramp-up production costs incurred at Poplar Grove (including direct staff costs), net of any revenues derived from coal sales, are capitalized against mine development costs. Accordingly, these costs are not included in ‘cash flows from operating activities’ and instead, are included in ‘cash flows from investing activities’.

(2)
Prior to the declaration of commercial production, all interest paid on borrowings relating to the development of Poplar Grove is capitalized against mine development costs. Accordingly, these costs are not included in ‘cash flows from operating activities’ and instead, are included in ‘cash flows from investing activities’.

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment:
	(i) capitalized mine development costs and other plant & equipment	(4,114)	(5,908)
	(ii) capitalized mine operating expenditures, net of revenues (1)	(2,463)	(6,473)
	(iii) capitalized interest paid, relating to mine development (2)	-	(1,411)
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	(66)	(128)
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	-	1
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(6,643)	(13,919)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	3,436	5,546
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(239)	(311)
3.5	Proceeds from borrowings	147	697
3.6	Repayment of borrowings	(1,063)	(2,033)
3.7	Transaction costs related to loans and borrowings	(392)	(742)
3.8	Dividends paid	-	-
3.9	Other (provide details if material):
	(a) proceeds from royalty financing	9,000	9,000
3.10	Net cash from / (used in) financing activities	10,889	12,157

(1)
Prior to the declaration of commercial production, all mine commissioning and ramp-up production costs incurred at Poplar Grove (including direct staff costs), net of any revenues derived from coal sales, are capitalized against mine development costs. Accordingly, these costs are included in ‘cash flows from investing activities’.

(2)
Prior to the declaration of commercial production, all interest paid on borrowings relating to the development of Poplar Grove is capitalized against mine development costs. Accordingly, these costs are included in ‘cash flows from investing activities’.

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	4,095	12,038
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,453)	(3,380)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(6,643)	(13,919)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	10,889	12,157
4.5	Effect of movement in exchange rates on cash held	(7)	(15)
4.6	Cash and cash equivalents at end of period	6,881	6,881

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	394	2,190
5.2	Call deposits	6,487	1,905
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	6,881	4,095

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(196)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Payments to directors for services and defined contribution plans.

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

Not applicable.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities:
	Term loan facility (1)	40,000	40,000
	Equipment financing facility (2)	26,500	25,070
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)
The Company has a US$40 million Term Loan Facility (“TLF”) from Tribeca Global Resources Credit Pty Limited (“Tribeca”) (as agent), which was amended during the quarter. The key terms of the three-year TLF are are a floating interest rate comprising the U.S. Prime Rate (subject to a floor of 5.50% p.a.) plus a margin of 7.5% p.a. (temporarily increased to 9.5% p.a. until such time that two consecutive quarters of EBITDA of no less than US$4.0 million has been delivered) with the Term Loan Facility being repayable by April 30, 2022.

(2)	The Company has a secured financing facility with Komatsu (and its subsidiary Joy Underground Mining) to finance the purchase of up to US$19.0 million of equipment from Komatsu for use at the Poplar Grove Mine, on instalment terms. Komatsu has also agreed to provide an additional equipment financing facility of up to US$7.5 million for the purchase of non-Komatsu equipment. Interest rates vary for each piece of equipment, based on standard commercial rates for leased mining equipment in the United States. Improved lease rates were negotiated by agreeing to provide upfront deposits, representing approximately 10% of the equipment cost.

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	-
9.2	Development	-
9.3	Production	-
9.4	Staff costs	(500)
9.5	Administration and corporate costs	(700)
9.6	Other (provide details if material):
	(a) mine capital expenditures and operating expenditures, net of revenues from coal sales	(5,300)
9.7	Total estimated cash outflows	(6,500)

+ See chapter 19 for defined terms
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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Buck Creek Complex located in Kentucky, USA	Coal leases with private mineral owners	100% (40,114 acres)	100% (40,114 acres)

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: January 31, 2020
(~~Director/~~Company secretary)

Print name:	Gregory Swan

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms
1 September 2016	Page 5